RECEIVED

2007 MAY 10 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

07023414

SUPPL

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Yei
Date: 2007-05-04

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Benchmark for Eye Disease Treatment - Company ships 15,000th ophthalmic laser worldwide

Therapeutic Lasers Recognized by Physicians for Extreme Precision

Dublin, Calif. / Jena, Germany, May 3, 2007 – A valuable tool in the fight to prevent vision loss is now more widely available as Carl Zeiss Meditec ships its 15,000th ophthalmic laser to the East West Eye Institute in Los Angeles. The premium lasers, which are used to perform retinal, cataract and glaucoma disease therapy, have been installed in major teaching institutions as well as leading eye care centers worldwide such as Columbia University, the University Eye Clinic of Milan/ Italy and the International Centre for Advancement of Rural Eye Care in India.

"We purchased the VISULAS laser because of the successful history we have had with Carl Zeiss Meditec, and because of it's extreme accuracy during therapeutic procedures," said Fred Kurata, M.D., president of the East West Eye Institute. "The new laser has a particularly high level of precision so there are little to no side effects for the patient and significantly less risk. As a result, we are able to more confidently treat patients with diseases of the retina such as diabetic retinopathy, as well as preserve vision in patients with glaucoma."

With its 15,000th ophthalmic laser shipment , Carl Zeiss Meditec has leveraged its suite of ophthalmic laser systems as the benchmark for therapy, safety and efficiency. The VISULAS YAG III Combi – the laser installed in Dr. Kurata's lab – is designed for the treatment of retinal, cataract and glaucoma therapy in one system, offering photocoagulation, post cataract treatments, laser trabeculoplasty and combined iridotomy. With a high pulse frequency of 2.5 Hz for faster procedures and a four-point aiming beam for perfect targeting and astigmatism detection, the VISULAS YAG III is considered the gold standard in photodisruption. Additional highlights include the patented ZEISS Super-Gaussian beam profile, which ensures that optical breakdown is achieved with very low pulse energies (2.5 mJ in Air), resulting in fewer side effects for the patient and less risk due to a high level of accuracy during therapy. Additionally, the electronic

Press Release

micromanipulator allows for simultaneous guidance of the slit lamp illumination and laser to maximize treatment precision, efficiency and field of view.

The Carl Zeiss Meditec lasers will be showcased at the upcoming American Academy of Refractive and Cataract Surgery (ASCRS) meeting, April 27 – May 1, at the American Academy of Ophthalmology (AAO, November 10 - 13, 2007, and at the American Society of Retina Specialists (ASRS) annual meeting, December 1 - 5, 2007.

About Diabetic Retinopathy and Glaucoma

Diabetic retinopathy results in damage to the tiny blood vessels that nourish the retina caused by complications of diabetes. The effect of diabetic retinopathy on vision varies widely, depending on the stage of the disease. Some common symptoms include blurred vision, hemorrhaging vessels that leak into the retina causing spots, and sudden vision loss. In the later phases of the disease, continued abnormal vessel growth and scar tissue may cause serious problems such as retinal detachment and glaucoma.

Glaucoma is a group of eye diseases that gradually steal sight without warning. In the early stages of the disease, there may be no symptoms. In fact, experts estimate that half the people affected by glaucoma may not know they have it. Early detection is vital to stopping the progress of the disease, as there is no cure for glaucoma. According to the World Health Organization (WHO), glaucoma is the leading cause of blindness among African Americans, and the second leading cause of blindness in the world. If detected early and accurately, physicians will have more time to treat the disease and preserve vision, possibly before vision loss.

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of ophthalmology Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of neuro and ENT surgery, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualization solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualization system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualization systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaft mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Public Relations
Kerstin Nössig/ Public Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82
E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec focuses sales activities in Germany

New subsidiary Carl Zeiss Meditec Vertriebsgesellschaft unites ophthalmology and neuro/ENT surgery sales in one organisation – customer care to be further enhanced

(Jena, 25 April 2007) With effect from 1 April 2007, medical technology provider Carl Zeiss Meditec AG, listed on the TecDAX of the German Stock Exchange (ISIN DE0005313704), has united its sales and marketing activities in Germany in its newly-formed subsidiary Carl Zeiss Meditec Vertriebsgesellschaft mbH. This company will now provide uniform management of sales within Germany for diagnosis and treatment systems in ophthalmology, for implants ('intraocular lenses') and for visualisation solutions in neuro- and ENT surgery.

"Following our business combination with Carl Zeiss Surgical at the end of last year, we have now established a coherent and customer-oriented sales channel for the German market", explains Ulrich Krauss, President and CEO of Carl Zeiss Meditec. "Our new sales structure is geared towards our key customer segments and should therefore allow us to further optimise our sales processes and customer focus."

Press Release

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye ailments: vision defects (refraction), cataracts, glaucomas and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied ist technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment and runs counter to the increasing costs of healthcare. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer during the operation stage itself.

The increasingly aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain

CARL ZEISS MEDITEC

(Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END